February 25, 2015

VIA EDGAR

Ms. Sandra Hunter

Staff Attorney

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Registration No. 333-200852

Canada – Registration Statement on Schedule B

Request for Acceleration

Dear Ms. Hunter:

The Government of Canada, as registrant in connection with the Registration Statement on Schedule B (Registration No. 333-200852) filed with the Securities and Exchange Commission (the “SEC”) on December 11, 2014, as amended by Amendment No. 1 thereto filed with the SEC on February 20, 2015 (the “Registration Statement”), hereby requests that the effectiveness date of the Registration Statement be accelerated to 2:00 p.m. on February 26, 2015, or as soon thereafter as practicable.

Very truly yours,

/s/ Elisha Ram
Elisha Ram
Director
Financial Markets Division
Financial Sector Policy Branch
Department of Finance
Government of Canada

cc:	Paul E. Denaro